Exhibit 99.4
Metal Storm Limited
ABN 99 064 270 006
Notice of Meeting of Shareholders and
Explanatory Statement
Meeting to be held at the Brisbane Room, Management House,
Australian Institute of Management, cnr Boundary & Rosa Streets,
Spring Hill, Brisbane on Wednesday 8 December 2010
commencing at 10 am AEST

Table of Contents

Notice of Meeting of Shareholders	3
Explanatory Statement	6
1 Part A — Approval of issue of Shares under Line Agreement	6
2 Part B — Approval of issue of securities to third parties	10
3 Part C — Approval of issue of securities to Astro Maya Pty Ltd	13
4 Glossary	18
Schedule 1	20
Schedule 2	23

Explanatory Statement
Metal Storm Limited

Notice of Meeting of Shareholders
Notice is hereby given that a meeting of Shareholders of Metal Storm Limited will be held at the Brisbane Room, Management House, Australian Institute of Management, cnr Boundary & Rosa Streets, Spring Hill, Brisbane, on Wednesday 8 December 2010 commencing at 10 am AEST.
Business
Part A — Approval of issue of Shares under Line Agreement
Resolution 1:     Approval of issue of Shares to Dutchess under Line Agreement
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 150,000,000 Shares to Dutchess or its nominee in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement.
Resolution 2:     Approval of previous issue of Shares to Dutchess under Line Agreement
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 28,666,667 Shares to Dutchess in accordance with the terms of the Line Agreement, details of which are set out in the Explanatory Statement, be authorised and approved.
Part B — Approval of issue of securities to third parties
Resolution 3:     Approval of issue of securities to Andrew Doyle
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 110,000,000 Shares at an issue price of $0.01 and 330,000,000 Unquoted Options for nil consideration to Andrew Doyle, details of which are set out in the Explanatory Statement.
Resolution 4:     Approval of issue of securities to Malco (PNG) Limited
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of 37,500,000 Shares at an issue price of $0.01 and 112,500,000 Unquoted Options for nil consideration to Malco (PNG) Limited, details of which are set out in the Explanatory Statement.
Part C — Approval of issue of securities to Astro Maya Pty Ltd
Resolution 5:    Approval of issue of securities to Astro Maya Pty Ltd
To consider and, if thought fit, pass the following as an ordinary resolution:
That for the purposes of ASX Listing Rule 10.11, section 208 of the Corporations Act and for all other purposes, Shareholders approve the issue of 16,250,000 Shares at an issue price of $0.01 and 48,750,000 Unquoted Options for nil consideration to Astro Maya Pty Ltd, details of which are set out in the Explanatory Statement.

Explanatory Statement
Metal Storm Limited

Explanatory Statement
The accompanying Explanatory Statement forms part of this Notice of Meeting and should be read in conjunction with it.
The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Meeting and the Explanatory Statement.
Voting entitlements
In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Board has determined that a person’s entitlement to vote at the meeting will be the entitlement of that person set out in the register of Shareholders as at 7.00 pm Sydney time on Monday 6 December 2010. Accordingly, transactions registered after that time will be disregarded in determining Shareholders’ entitlement to attend and vote at the meeting.
Voting exclusion statement
The Company will disregard any votes cast on:
•	Resolutions 1 and 2 by Dutchess and any associate of Dutchess;

•	Resolution 3 by Andrew Doyle and any of his associates;

•	Resolution 4 by Malco (PNG) Limited and any associate of Malco (PNG) Limited; and

•	Resolution 5 by Astro Maya Pty Ltd and any associate of Astro Maya Pty Ltd.
However, the Company need not disregard a vote if:
•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
Proxies
Please note that:
(a)	a Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and

(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.
The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a certificate or letter of appointment of corporate representative should be completed and lodged in the manner specified below.

Explanatory Statement
Metal Storm Limited

Corporate representative
Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of Representative Form is available from the Company’s share registry if required.
By order of the Board of Directors
/s/ Brett Farmer
Brett Farmer
Company Secretary
Metal Storm Limited
3 November 2010

Explanatory Statement
Metal Storm Limited

Explanatory Statement
This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the meeting of Shareholders on 8 December 2010.
This Explanatory Statement is provided to Shareholders to assist them in deciding how to vote on the Resolutions in the Notice of Meeting.
This Explanatory Statement should be read in conjunction with the Notice of Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.
1	Part A – Approval of issue of Shares under Line Agreement
1.1 Details of the Line Agreement
On 22 June 2010, the Company entered into the Line Agreement for Dutchess to provide a source of working capital for the Company. The Company may access up to $25 million over a three year period under the Line Agreement. The Company will issue Shares in consideration for the amount it is paid by Dutchess.
Shares under the Line Agreement will be issued to Dutchess at a price per Share equal to the lowest daily VWAP of Shares traded on ASX during the five trading days immediately following the date an Investment Notice is given to Dutchess.
1.2 Details of previous approvals in relation to the Line Agreement
At a general meeting held on 19 August 2010 (19 August Meeting), the Company sought and obtained Shareholder approval for the following issues of Shares to Dutchess under the Line Agreement:
(a)	the previous issue of Shares in connection with the first Investment Notice and the payment of the First Tranche Commitment Fee;

(b)	a further issue of Shares in connection with the payment of the Second Tranche Commitment Fee; and

(c)	any further issue of Shares up to a maximum of 260,000,000 Shares.
Between 19 August 2010 and the date of this Explanatory Statement, the Company issued 54,178,022 Shares to Dutchess, well below the maximum of 260,000,000 Shares approved by Shareholders at the 19 August Meeting.
In accordance with the ASX Listing Rules, the Shareholder approval referred to in paragraph (c) above is only valid until 19 November 2010, being the date that is three months after the date of the approval.
1.3 Need for further approvals in relation to the Line Agreement
The Company can still issue Shares to Dutchess after 19 November 2010, however, any issues that occur after this date will be counted in the Company’s 15% limit under ASX Listing Rule 7.1. In the absence of a waiver of ASX Listing Rule 7.1, any issues of securities to Dutchess in excess of the Company’s 15% limit will require further Shareholder approval.
The Company is using the general meeting to seek Shareholder approval under Resolution 1 to issue Shares to Dutchess under the Line Agreement so that these Shares will not be counted in the Company’s 15% limit under ASX Listing Rule 7.1. Under the ASX Listing Rules, the approval will last for three months. The Company will be required to seek a further approval at that time. In the absence of this approval, any Shares issued to Dutchess will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, thereby reducing the Company’s capacity to raise funds through the issue of securities to other persons.

Explanatory Statement
Metal Storm Limited

Accordingly, the Company is seeking approval under Resolution 1 for the issue of Shares to Dutchess under the Line Agreement to access additional working capital.
The Company is also taking the opportunity at the general meeting to seek Shareholder approval under Resolution 2 for the previous issue of Shares to Dutchess under the Line Agreement. As foreshadowed in the notice for the 19 August Meeting, these Shares were issued in accordance with the second, third and fourth Investment Notices provided by the Company to Dutchess between the date of that notice (19 July 2010) and the 19 August Meeting. If Shareholder approval is obtained, these securities will not be counted in the Company’s 15% limit going forward.
For more detailed information about the Line Agreement, please refer to Schedule 1: Summary of Line Agreement.
1.4 Fees payable
The Company has agreed to pay Dutchess a fee of 6% of any funds received under each Drawdown, which is payable in cash at the close of each Drawdown.
The Company has also agreed to pay a Commitment Fee of 1.6% of the total funds available under the Line Agreement payable in two tranches. The First Tranche Commitment Fee was paid to Dutchess on 30 June 2010 by the issue of 20,636,715 Shares and the Second Tranche Commitment Fee was paid on 19 August 2010 by the issue of 21,978,022 Shares.
In certain circumstances, the value of all or part of the Commitment Fee paid to Dutchess will be repaid to the Company in cash. For further details see Schedule 1: Summary of Line Agreement.
Under the Line Agreement, the Company was also required to pay Dutchess’ legal fees for the preparation and negotiation of the Line Agreement.
1.5 Number of Shares to be issued if Shareholder approval for Resolution 1 is obtained
The ASX Listing Rules require the Company to provide information about the maximum number of Shares to be issued as a result of the Shareholder approval. See section 1.8 for further information about these requirements.
If Shareholder approval for Resolution 1 is obtained, the Company will be able to issue up to 150,000,000 Shares to Dutchess under the Line Agreement within three months of the date of the approval.
Any Shares issued to Dutchess under the Line Agreement above the maximum of 150,000,000 in this period will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, unless a subsequent Shareholder approval is obtained.
If Shareholder approval is obtained, the Company intends to use its discretion to issue Investment Notices for amounts up to $200,000 every one-to-two weeks. The Company estimates that it is unlikely that it will issue the maximum number of Shares in the three month period from the date of the meeting but it wishes to ensure it has maximum flexibility to do so should it be necessary.
The actual number of Shares to be issued will depend on the level to which the Company needs to call on the funds available under the Line Agreement, as well as the price at which any Shares will be issued in accordance with the mechanism set out in the Line Agreement.
Example:
Assuming the Company was able to draw down $200,000 and the lowest daily VWAP of Shares was $0.010 over the pricing period, the following number of Shares would need to be issued:

Explanatory Statement
Metal Storm Limited

No. of Shares (NS)	=	200,000

		0.010

NS	=	20,000,000 Shares
By way of further example, the following table sets out the number of Shares that would be issued to Dutchess based on a range of different Share prices.

Row	Amount advanced	Lowest daily VWAP of Shares over the pricing period
		$0.006	$0.008	$0.010	$0.012	$0.014
1	$100,000	16,666,666	12,500,000	10,000,000	8,333,333	7,142,857
2	$200,000	33,333,333	25,000,000	20,000,000	16,666,666	14,285,714
3	$500,000	83,333,333	62,500,000	50,000,000	41,666,666	35,714,286
4	$1,000,000	166,666,666	125,000,000	100,000,000	83,333,333	71,428,571
1.6 Approvals required
The Company is seeking the following Shareholder approvals:

Resolution	ASX Listing Rule	Details
Resolution 1	7.1	Approval of issue of up to 150,000,000 Shares to Dutchess in connection with future Drawdowns

Resolution 2	7.4	Ratification of issue of 28,666,667 Shares to Dutchess in connection with the second, third and fourth Investment Notices
1.7 Approval under ASX Listing Rule 7.1
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.
Approval is sought under ASX Listing Rule 7.1 for Resolution 1 so that the Shares to be issued to Dutchess within three months of the date of the approval will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
1.8 Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Maximum number of securities the entity is to issue[1] or the formula for calculating the number of securities the entity is to issue	Up to 150,000,000 Shares

Date of issue	No later than three months after the date of the approval

[1]	The Company has adopted the maximum number to satisfy the requirements of ASX Listing Rule 7.3.1. See section 1.5 for further information about how the Company has determined the maximum number.

Explanatory Statement
Metal Storm Limited

Issue price	Calculated in accordance with the Line Agreement[2]

Name of the allottees	Dutchess or its nominee

Terms of the securities	Fully paid ordinary shares

Use of funds	The Line Agreement provides Metal Storm with funding for approximately another 32 months, depending on the size of each Drawdown. The split between compliance, administrative and product development / marketing (Commercialisation) costs will also vary based on the size of each Drawdown. However, if the facility performs as expected, the Company currently expects that approximately 50-60% of the drawn down funds will be channelled into Commercialisation.

Date of allotment	Shares in connection with future Drawdowns will be allotted progressively
1.9 Approval under ASX Listing Rule 7.4
As noted in section 1.7, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without Shareholder approval. In calculating the 15% limit, the Company is not required to include any securities issued with the approval of Shareholders for the purposes of ASX Listing Rule 7.1.
Under ASX Listing Rule 7.4, an issue of securities without approval under ASX Listing Rule 7.1 will be treated as having been made with Shareholder approval for the purposes of ASX Listing Rule 7.1 if the original issue did not breach the 15% limit under ASX Listing Rule 7.1 and Shareholders subsequently approve the issue.
The Company is seeking Shareholder approval under Resolution 2 for the previous issue of Shares to Dutchess in connection with the issue of Shares under the second, third and fourth Investment Notices which occurred between the date of the last notice of meeting and the 19 August Meeting.
1.10 Information required by ASX Listing Rule 7.5
For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.

	Second Investment	Third Investment	Fourth Investment
	Notice	Notice	Notice
Number of securities issued	11,111,111 Shares	888,889 Shares	16,666,667 Shares
Issue price	$0.009
Terms of the securities	Fully paid ordinary shares
Name of the allottee	Dutchess
Use of funds	Working capital

[2]	If the issue price is less than 80% of the average market price over the last five trading days before the day on which the issue is made, the Shares issued will not be excluded for the purposes of ASX Listing Rule 7.1 and those Shares will be counted towards any calculation of the 15% limit for the purposes of ASX Listing Rule 7.1.

Explanatory Statement
Metal Storm Limited

1.11 Rationale for Shareholder approval
The approval of Shareholders for the issue of Shares to Dutchess under Resolutions 1 and 2 will provide the Company with flexibility in considering any necessary further fundraising. The Company will also be able to raise further funds (including under the Line Agreement, if necessary) at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders.
Any Shares issued in accordance with Resolution 1 will not be counted towards the calculation of the 15% limit, except if any issue price of the Shares is less than 80% of the average market price.
Any Shares issued in accordance with Resolution 2 will not be counted towards calculation of the 15% limit.
1.12 Directors’ recommendation
The Directors unanimously recommend that Shareholders vote in favour of Resolutions 1 and 2.
2 Part B — Approval of issue of securities to third parties
2.1 Issue of securities to Andrew Doyle
Under a prospectus dated 3 August 2010, the Company conducted a Rights Issue seeking to raise up to $3.1 million. Under the Rights Issue, eligible Shareholders were provided with an opportunity to subscribe for one Share for every four Shares held, at an issue price of $0.01 per Share. For every Share allotted, participating Shareholders were also entitled to be issued three Unquoted Options for no additional consideration.
The Rights Issue was not underwritten.
On 27 August 2010, the Company entered into Subscription Agreements with three private investors, providing the Company with a discretion to require the investors to subscribe for up to $1.7 million worth of Shares at an issue price of $0.01 per Share. Consistent with the terms of the Rights Issue, for every Share allotted the investors were entitled to be issued three Unquoted Options for no additional consideration.
The Company accepted all valid applications received under the Rights Issue. The Rights Issue raised approximately $2.4 million, leaving a shortfall in subscriptions of approximately $700,000. After the completion of the Rights Issue, the Company made up the shortfall by issuing approximately $700,000 worth of securities under the Subscription Agreements (Shortfall Securities), leaving approximately $1 million available for the Company to draw upon under a Subscription Agreement with Andrew Doyle.
The Shortfall Securities are not counted in the Company’s 15% limit under ASX Listing Rule 7.1 as they fall within ASX Listing Rule 7.2 exception 3.
Since the completion of the Rights Issue, the Company has agreed with Andrew Doyle to vary the terms of his Subscription Agreement to increase the maximum amount of funds that can be drawn down by $100,000. Subject to Shareholder approval being obtained, Andrew Doyle must now invest a further $800,000 in the Company and may, at his sole discretion, invest an additional $300,000.
If Shareholder approval for Resolution 3 is obtained, the Company intends to draw down $800,000 under the Subscription Agreement with Andrew Doyle. To provide the Company with maximum flexibility to issue up to $1.1 million worth of securities under this Subscription Agreement, the Company is seeking Shareholder approval under ASX Listing Rule 7.1 for the issue of up to 110,000,000 Shares and 330,000,000 Unquoted Options to Andrew Doyle.

Explanatory Statement
Metal Storm Limited

2.2 Issue of securities to Malco (PNG) Limited
One of the Company’s shareholders, Malco (PNG) Limited, provided loans to the Company in July and August 2010 to assist the Company to manage its cash flows.
While the loans provided by Malco (PNG) Limited do not bear interest, they are repayable after the general meeting. The aggregate principal of the loans is currently $375,000.
As a fee for providing the loans, the Company issued Malco (PNG) Limited 3,224,658 options exercisable at $0.001 each and expiring on 24 September 2012.
Malco (PNG) Limited has proposed that the Company repay the loans through the issue of 37,500,000 Shares at an issue price of $0.01, together with 112,500,000 Unquoted Options for nil consideration. These terms are identical to the Company’s recently completed Rights Issue where Shares were offered to eligible Shareholders for $0.01 per Share, with participating Shareholders being issued three Unquoted Options for every Share allotted for no additional consideration.
If Shareholders approve Resolution 4, the Company’s debt will be reduced by $375,000. This will help conserve the Company’s cash. The Company will not receive any additional funds from the issue of the securities to Malco (PNG) Limited, although the Company will receive funds if any of the Unquoted Options are exercised.
Even if Shareholder approval for Resolution 4 is not obtained, the Company will still be required to repay the loan either:
•	in cash, which will reduce the Company’s available cash by $375,000; or

•	if the Company has sufficient room within its 15% limit under ASX Listing Rule 7.1, through the issue of Shares and Unquoted Options on the terms set out in this Explanatory Statement. However, this will severely restrict the Company’s ability to raise further funds during the next 12 months without further reference to Shareholders.
2.3 Approvals required

Resolution	ASX Listing Rule	Details
Resolution 3	7.1	a)	Approval of issue of up to 110,000,000 Shares to Andrew Doyle at an issue price of $0.01

		b)	Approval of issue of up to 330,000,000 Unquoted Options to Andrew Doyle for nil consideration

Resolution 4	7.1	a)	Approval of issue of 37,500,000 Shares to Malco (PNG) Limited at an issue price of $0.01

		b)	Approval of issue of 112,500,000 Unquoted Options to Malco (PNG) Limited for nil consideration
2.4 Approval under ASX Listing Rule 7.1
As noted in section 1.7, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without Shareholder approval.
Approval is sought under ASX Listing Rule 7.1 for Resolutions 3 and 4 so that the Shares and Unquoted Options to be issued to Andrew Doyle and Malco (PNG) Limited within three months of the date of the approval will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.

Explanatory Statement
Metal Storm Limited

2.5 Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Information required	Resolution 3		Resolution 4
Maximum number of securities the entity is to issue[3] or the formula for calculating the number of securities the entity is to issue	a)	Up to 110,000,000 Shares	a)	37,500,000 Shares
	b)	Up to 330,000,000 Unquoted Options	b)	112,500,000 Unquoted Options

Date of issue	No later than three months after the date of the approval

Issue price	a)	$ 0.01

	b)	Nil

Name of the allottees	Andrew Doyle		Malco (PNG) Limited

Terms of the securities	a)	Fully paid ordinary shares

	b)	Unquoted Options exercisable at $0.015 expiring 13 September 2013. The full terms of the Unquoted Options are set out in Schedule 2: Unquoted Option Terms

Use of funds	Progress the qualification programs for the Metal Storm weapons systems, complete the Mission Payload Module — Non-Lethal Weapons System contract, provide cash flow to perform the MAUL™ supply contract with the PNG Correctional Service and provide the Company with working capital		As noted in section 2.2, the Company will not receive any additional funds from the issue of Shares and Unquoted Options to Malco (PNG) Limited. The repayment of the loans through the issue of securities will, however, reduce the Company’s debt by $375,000 and help conserve the Company’s cash.

Date of allotment	No later than three months after the date of the approval
2.6 Rationale for Shareholder approval
The approval of Shareholders for the issue of securities to Andrew Doyle under Resolution 3 and Malco (PNG) Limited under Resolution 4 in the three month period from the date of the meeting will provide the Company with flexibility in considering any necessary further fundraising. The Company will also be able to raise further funds (including under the Line Agreement, if necessary) at any time during the next 12 months by issuing up to the full 15% of its issued share capital without further reference to Shareholders.
2.7 Directors’ recommendation
The Directors unanimously recommend that Shareholders vote in favour of Resolutions 3 and 4.

[3]	The Company has adopted these maximum numbers to satisfy the requirements of ASX Listing Rule 7.3.1. See section 1.5 for further information about how the Company has determined the maximum number.

Explanatory Statement
Metal Storm Limited

3 Part C — Approval of issue of securities to Astro Maya Pty Ltd
3.1 Background
The Company currently owes Ben O’Dwyer $162,500, arising from a loan provided to the Company in December 2009. The loan is repayable on demand and does not accrue interest.
Ben O’Dwyer is the son of the Company’s chairman, Terry O’Dwyer.
Ben O’Dwyer has proposed that the Company repay the loan through the issue of 16,250,000 Shares at an issue price of $0.01, together with 48,750,000 Unquoted Options for nil consideration, to Astro Maya Pty Ltd (Loan Repayment Securities). These terms are identical to the Company’s recently completed Rights Issue where Shares were offered to eligible Shareholders for $0.01 per Share, with participating Shareholders being issued three Unquoted Options for every Share allotted for no additional consideration.
Astro Maya Pty Ltd is an investment company owned and controlled by Ben O’Dwyer and his wife, Beata O’Dwyer. The Company’s chairman, Terry O’Dwyer, has no interest in, or control over the affairs of, Astro Maya Pty Ltd.
3.2 Benefits of Shareholder approval
If Shareholders approve Resolution 5, the Company’s debt will be reduced by $162,500. This will help conserve the Company’s cash. While the Company will not receive any additional funds from the issue of the Loan Repayment Securities, the Company will receive funds if any of the Unquoted Options are exercised.
If Shareholder approval for Resolution 5 is not obtained, Ben O’Dwyer is entitled to demand immediate repayment of the loan. Repayment of the loan would reduce the Company’s available cash by $162,500.
The Loan Repayment Securities will be issued on identical terms to the Company’s recently completed Rights Issue. Accordingly, the proposed issue of the Loan Repayment Securities will not result in Astro Maya Pty Ltd obtaining a benefit beyond that offered to eligible Shareholders under the Rights Issue. For these reasons, all of the Directors (except for Terry O’Dwyer, who absented himself from the Board’s discussion and consideration of the proposal) believe the issue of the Loan Repayment Securities is in the best interests of Shareholders. The Directors’ recommendations are set out in section 3.6.
3.3 Approval under ASX Listing Rule 10.11 and section 208 of the Corporations Act
Both ASX Listing Rule 10.11 and section 208 of the Corporations Act prohibit the Company from issuing equity securities (such as Shares and Unquoted Options) to a related party without Shareholder approval, unless an exception applies. None of the exceptions apply in this case.
Astro Maya Pty Ltd is a related party of the Company under the ASX Listing Rules and the Corporations Act because:
•	children of Directors and any entities they control are related parties of the Company;

•	Astro Maya Pty Ltd is controlled by Ben O’Dwyer, the son of Director Terry O’Dwyer; and

•	the giving of a “financial benefit” under section 229 of the Corporations Act includes the issue of Shares and granting of Unquoted Options.
3.4 ASX Listing Rule 7.1
As noted in section 1.7, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without

Explanatory Statement
Metal Storm Limited

Shareholder approval. In calculating the 15% limit, the Company is not required to include any securities issued with the approval of Shareholders for the purposes of ASX Listing Rule 7.1.
ASX Listing Rule 7.2 exception 14 provides that the issue of securities in accordance with a Shareholder approval under ASX Listing Rule 10.11 will be treated as having been made with Shareholder approval for the purposes of ASX Listing Rule 7.1. This means that if Shareholder approval is obtained for the issue of securities under ASX Listing Rule 10.11, it is not separately required under ASX Listing Rule 7.1. Accordingly, if Resolution 5 is approved by Shareholders, the issue of the Loan Repayment Securities to Astro Maya Pty Ltd will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
3.5 Information required by ASX Listing Rule 10.13 and Chapter 2E of the Corporations Act
For approvals under ASX Listing Rule 10.11, ASX Listing Rule 10.13 requires the Company to disclose certain information to Shareholders.
In addition, for approvals under section 208 of the Corporations Act, Chapter 2E of the Corporations Act requires the Company to disclose additional information.

Name of the person to be issued the securities	Astro Maya Pty Ltd

Maximum number of securities to be issued	a) 16,250,000 Shares

b) 48,750,000 Unquoted Options

Maximum dilutionary effect on Shareholders	As at 8 October 2010, the Company had 1,630,560,546 Shares, 1,101,032,667 options and 139,856,851 convertible notes on issue.

Assuming no further Shares are issued, options exercised or convertible notes converted:

• the issue of 16,250,000 Shares to Astro Maya Pty Ltd will dilute the interests of existing Shareholders by approximately 1.0%; and

• if all 48,750,000 Unquoted Options were exercised, it would dilute the interests of existing Shareholders by a further 2.9%.

Given that approximately 90% of the Company’s options are Unquoted Options, the Company believes a more appropriate measure of the potential dilution to existing Shareholders is by reference to the fully diluted capital of the Company as at 8 October 2010 (which assumes that all options have been exercised). In this case, the issue of the 16,250,000 Shares and the exercise of all 48,750,000 Unquoted Options (giving Astro Maya Pty Ltd a holding of 65,000,000 Shares) would dilute the interests of existing Shareholders by approximately 2.3%.

If Shareholders approve any of Resolutions 1, 3 or 4, the Company will likely issue Shares and

Explanatory Statement
Metal Storm Limited

Unquoted Options in accordance with those resolutions. The Company will also likely issue additional securities between the date of this Notice of Meeting and Explanatory Statement and the date of the general meeting. Any increase to the number of securities on issue before the Loan Repayment Securities are issued will reduce the dilutionary effect of the issue of the Loan Repayment Securities on existing Shareholders.

Valuation of Shares and Unquoted Options	For the purposes of this Notice of Meeting and Explanatory Statement, the Company has prepared a valuation of the Loan Repayment Securities to provide Shareholders with an indication of the value of the Loan Repayment Securities.

The Company attributes a value of $182,000 to the Loan Repayment Securities as set out below.

Unquoted Options

Using the Black-Scholes valuation model, the Company attributes a value of $0.0044 to each Unquoted Option ($214,500 in aggregate) based on the following assumptions:

• the valuation date is 8 October 2010;

• the Share price is $0.008, being the closing price of Shares on 8 October 2010;

• the exercise price of each Unquoted Option is $0.015;

• the Unquoted Options expire at 5.00 pm AEST on 13 September 2013;

•   an interest rate of 4.70% equal to the averages of daily end-of-day yields for the three year Commonwealth Government treasury bond rate for September 2010 was applied as being an appropriate risk free rate of return;

• the historical Share price volatility rate is 109.7%; and

• the Unquoted Options will be issued for nil consideration.

Shares

The closing price of Shares on the same date as the valuation date of the Unquoted Options was $0.008. Based on the difference between this

Explanatory Statement
Metal Storm Limited

price and the issue price of Shares ($0.01), the Company attributes a value of -$0.002 to each Share (-$32,500 in aggregate).

Accordingly, the Company’s attributes an aggregate value of $182,000 to the Loan Repayment Securities.

Note on valuation sensitivity

The valuation of the Loan Repayment Securities is extremely sensitive to the existing Share price and will change over time. For example, if the closing price of Shares on 8 October 2010 was $0.001 lower at $0.007 (being the closing price of Shares on 6 October 2010), the Company would attribute a value to the Loan Repayment Securities of approximately $126,750, being a movement of approximately -30%.

Accordingly, Shareholders are cautioned not to place undue reliance on the valuation of the Loan Repayment Securities in deciding how to vote on Resolution 5.

Highest price of Shares in 12 months to 8	$0.076 (22 October 2009)
October 2010

Lowest price of Shares in 12 months to 8	$0.006 (3 June 2010)
October 2010

12 month VWAP of Shares to 8 October 2010	$0.019

Closing price of Shares on 8 October 2010	$0.008

Date of issue	No later than one month after the date of the approval

If the person is not a Director, a statement of the relationship between the person and the Director that requires the approval to be obtained	Astro Maya Pty Ltd is a related party of the Company under the ASX Listing Rules and the Corporations Act because:

• it is controlled by Ben O’Dwyer, the son of Director Terry O’Dwyer; and

• the giving of a “financial benefit” under section 229 of the Corporations Act includes the issue of Shares and granting of Unquoted Options.

Terry O’Dwyer has no interest in, or control over the affairs of, Astro Maya Pty Ltd.

Issue price of the securities and a statement of the terms of the issue	a) $0.01 per Share. The Shares will be fully paid ordinary shares and will rank equally with all existing Shares

Explanatory Statement
Metal Storm Limited

b) Nil. The Unquoted Options will be exercisable at $0.015 and will expire on 13 September 2013. The full terms of the Unquoted Options are set out in Schedule 2: Unquoted Option Terms

Use of funds	As noted in section 3.2, the Company will not receive any additional funds from the issue of the Loan Repayment Securities. The issue of the Loan Repayment Securities will, however, reduce the Company’s debt by $162,500 and help conserve the Company’s cash.

Existing interests of Astro Maya Pty Ltd and any associates of Astro Maya Pty Ltd in the Company	Astro Maya Pty Ltd and its associates do not currently have an interest in any of the Company’s securities.
3.6 Directors’ recommendation
The Directors (other than Terry O’Dwyer) recommend that Shareholders vote in favour of Resolution 5 as it will reduce the Company’s debt on terms identical to the recent offer of Shares and Unquoted Options to eligible Shareholders under the Rights Issue.
The Directors (other than Terry O’Dwyer) do not have an interest in the outcome of Resolution 5 and believe that the proposed issue of Shares and Unquoted Options to Astro Maya Pty Ltd is fair and reasonable to non-associated Shareholders.
While Terry O’Dwyer does not have a personal interest in the outcome of Resolution 5, he has declined to provide a recommendation on Resolution 5 as his son, Ben O’Dwyer, has an interest in the outcome of that resolution.

Explanatory Statement
Metal Storm Limited

4	Glossary
In this document, the following terms have the meanings below unless the context otherwise requires:

19 August Meeting	the general meeting held on 19 August 2010

AEST	Australian Eastern Standard Time

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Commitment Fee	the aggregate of the First Tranche Commitment Fee and the Second Tranche Commitment Fee

Company	Metal Storm Limited ABN 99 064 270 006

Corporations Act	Corporations Act 2001 (Cth)

Director	a director of the Company

Drawdown	an exercise by the Company of its entitlement under the Line Agreement to require Dutchess to subscribe for (or to cause another person to subscribe for) Shares

Dutchess	Dutchess Opportunity Fund II LP

First Tranche Commitment Fee	$200,000 payable by the Company to Dutchess

Investment Notice	a notice issued by the Company to Dutchess to effect a Drawdown

Line Agreement	the Line Agreement between Dutchess and the Company dated 22 June 2010

Loan Repayment Securities	the proposed issue of 16,250,000 Shares and 48,750,000 Unquoted Options to Astro Maya Pty Ltd in accordance with Resolution 5

Rights Issue	The non-renounceable offer of Shares and Unquoted Options to eligible Shareholders under a prospectus dated 3 August 2010 which is described further in section 2.1

Second Tranche Commitment Fee	$200,000 payable by the Company to Dutchess

Explanatory Statement
Metal Storm Limited

Shareholders	persons whose names are entered in the register of Shares, maintained by or on behalf of the Company

Shares	fully paid ordinary shares in the capital of the Company

Shortfall Securities	Shares and Unquoted Options issued:

• in accordance with the Subscription Agreements to make up the shortfall under the Rights Issue; and

• on the terms set out in section 2.1

Subscription Agreements	the subscription agreements dated on or about 27 August 2010 between the Company and private investors including Andrew Doyle, the terms of which are described further in section 2.1

Unquoted Options	options proposed to be issued to Andrew Doyle, Malco (PNG) Limited and Astro Maya Pty Ltd, the terms of which are set out in Schedule 2: Unquoted Option Terms

VWAP	volume weighted average price

Schedule 1
Summary of Line Agreement
1	General
(a)	Subject to satisfaction of the Conditions below, the Company may require Dutchess, for a period of three years ending on 22 June 2013, to subscribe for (or cause to be subscribed for) Shares not exceeding $25 million.

(b)	While Company has the right to Drawdown under the Line Agreement and provided that Dutchess is not in default of its obligations, the Company has agreed not to enter into any equity line of credit agreements with any third party requiring the third party to subscribe for Shares in a structured way over time, without first obtaining Dutchess’ consent, which cannot be unreasonably withheld. This restriction does not prevent the Company from undertaking a rights issues or share purchase plan or raising money through placements of Shares or security issues not in the nature of an ongoing equity line of credit arrangement.
2	Conditions
Dutchess is not obliged to subscribe for Shares unless certain conditions have been satisfied, including the Company obtaining Shareholder approval, if required, for the issue of Shares under a Drawdown.
3	Drawdowns
(a)	The Company may give a notice to Dutchess requesting a Drawdown (Investment Notice). Once an Investment Notice is given, a Pricing Period (see below) commences and a second Investment Notice cannot be given. This means that the Company can only issue one Investment Notice every five trading days.

(b)	The Company may issue an Investment Notice for up to $200,000.
4	Pricing
(a)	If Dutchess is required to subscribe for Shares under the Line Agreement, it must do so at a subscription price per Share equal to the lowest daily VWAP of Shares during the period commencing on the day an Investment Notice is given and ending at 5:00 pm five consecutive trading days later (Pricing Period).

(b)	The minimum price at which the Company is required to issue Shares to Dutchess will be determined by the Company at the time it gives an Investment Notice (Floor).

(c)	The pricing mechanism disregards the daily VWAP of Shares on any trading day during the Pricing Period where it is less than the Floor.

(d)	Where an event described in paragraph (c) occurs, Dutchess may elect to reduce the proposed amount to be paid under the Drawdown by 1/5th for each day on which the event occurs.

5	Repayment of Commitment Fee
(a)	If Shareholder approval is not obtained for the issue of:
(i)	the Shares for the Commitment Fee; and

(ii)	the Shares to be issued under the Line Agreement for a period of three months after the date of this meeting, and the Line Agreement is terminated (see below) Dutchess must, at Dutchess’ election, either:
(iii)	pay the Company 75% of the value of the First Tranche Commitment Fee; or

(iv)	sell 20,636,715 Shares and pay the Company the net proceeds less $50,000.
In the event that Dutchess elects to make a payment under paragraph 5(a)(iii), Dutchess or its nominee retains free and clear title to all the Shares issued to it in payment of the First Tranche Commitment Fee.

(b)	If the Company makes Drawdowns under the Line Agreement of $3 million or more and upon termination of the Line Agreement, Dutchess must sell the number of Shares equal to the number of Shares issued for the Commitment Fee on ASX and pay the Company the net proceeds.
6	Termination of the Line Agreement
(a)	The Line Agreement may be terminated in a number of ways including:
(i)	at the expiry of the three year term, being 22 June 2013;

(ii)	by the Company, if written notice is given to Dutchess; and

(iii)	by Dutchess, if an event of default occurs.
(b)	An event of default includes:
(i)	if the VWAP of Shares falls below a defined level for five consecutive trading days;

(ii)	the Company failing to perform its undertakings under the Line Agreement and such default, if capable of remedy, remaining unremedied for a period of 30 days after notice from Dutchess requiring the default to be remedied;

(iii)	if any representations or warranties made by the Company under the Line Agreement is found to have been false or misleading in any material respect when made or become false or misleading in any material respect;

(iv)	a material judgement is entered against the Company;

(v)	an event occurs which has a “material adverse effect”;

(vi)	a petition is lodged, an order made or a resolution passed for the winding up of the Company or a meeting is convened for that purpose;

(vii)	a receiver or an administrator is appointed to the Company;

(viii)	the Company suspends payment of its debts;

(ix)	the Company being unable to pay its debts when they are due within the meaning of the Corporations Act; or

(x)	a compromise or arrangement is proposed between the Company and its creditors.
(c)	Termination of the Line Agreement for any reason will release the Company and Dutchess from any future obligations under the Line Agreement, subject to certain accrued rights and liabilities.

Schedule 2
Unquoted Option Terms
(a)	Each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company (Share) upon exercise of the option and payment of the Exercise Price (defined below).
(b)	Each option is exercisable at $0.015 (Exercise Price), payable in full on exercise of the option.
(c)	The options expire at 5.00 pm Australian Eastern Standard Time on 13 September 2013 (Expiry Date).
(d)	The Company must give the holder of each option a certificate or holding statement stating:
(i)	the number of options issued to each holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.
(e)	Holders may exercise options at any time up to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.
(f)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(g)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised and a cheque made payable to the Company for the Exercise Price for the options being exercised.
(h)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.
(i)	The Company will allot the Shares to which a holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the ASX Listing Rules.
(j)	The exercise of only some options will not affect the rights of the holder to the balance of the options held by them.
(k)	If the holder of the options exercises less than the total number of options registered in the holder’s name:
(i)	the holder of the options must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the options a new certificate or holding statement stating the remaining number of options held by the holder and stating the information set out in item (d) above.
(l)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the options has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

(m)	All Shares issued on exercise of a option will:
(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of options within the time period required by the ASX Listing Rules.

(o)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the ASX Listing Rules.

(p)	A holder of options does not have the right to participate in bonus issues or new issues of securities offered to Shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of options (including, without limitation, the number of options to which the option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing Shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the ASX Listing Rules applying at the time of the pro rata issue.

(s)	If the Company makes a bonus issue to existing Shareholders and no Share has been issued in respect of a option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the ASX Listing Rules applying at the time of the bonus issue.

(t)	The Company is entitled to treat the registered holder of a option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

(u)	If the Company is obliged to make a payment in respect of withholding tax in relation to the options, the Company must:
(i)	promptly pay any amount deducted to the appropriate governmental taxation authority;

(ii)	if requested by the option holder, within 30 days after that request, give to that option holder a copy of the relevant documentation evidencing the payment; and

(iii)	issue the option holder the net number of options after making the payment.